CERTIFICATE OF AMENDMENT
                     TO THE ARTICLES OF INCORPORATION
                                    OF
                        GOURMET HERB GROWERS, INC.

     Pursuant to the applicable provisions of the Nevada Business Corporations Act, Gourmet Herb Growers, Inc. (the "Corporation") adopts the following Articles of Amendment to its Articles of Incorporation:
     FIRST:  The present name of the Corporation is Gourmet Herb Growers, Inc.
     SECOND: The following amendment to its Articles of Incorporation was adopted by the board of directors and by majority consent of shareholders of the Corporation in the manner prescribed by applicable law.
     (1) The Article entitled ARTICLE III - STOCK, is amended to read as follows:

                             ARTICLE III   STOCK

     The aggregate number of shares which this corporation shall have authority to issue is 100,000,000 SHARES OF Common Stock having a par value of $.001 per share and 1,000,000 shares of Preferred Stock having a par value of $.001 per share. All Common Stock of the corporation shall be of the same class and shall have the same rights and preferences. The corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the corporation. Fully-paid stock of this corporation shall not be liable to any further call or assessment.

     THIRD: The number of shares of the Corporation outstanding and entitled to vote at the time of the adoption of said amendment was 1,600,000.
     FOURTH: The number of shares voted for such amendments was 1,440,000 (90%) and no shares were voted against such amendment.
     DATED this 31 day of March, 2005.

                                      Gourmet Herb Growers, Inc.


                                      By: /S/ Rino DiMeo
                                          Rino DiMeo, President/Secretary